BAKER & MCKENZIE
貝克·麥堅時律師事務所

07020763

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2007 FEB -2 A 11:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

January 29, 2007

Our ref: 32002208-000003

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

SUPPL

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated January 26, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Yip

Encl.

PROCESSED
FEB 07 2007
THOMSON FINANCIAL

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission on January 26, 2007:

1. Announcement of Long-term COA with Baosteel, released on January 29, 2007, in English and in Chinese.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

B24

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 1138)

Long-term COA with Baosteel

The Board of Directors of the Company is pleased to announce that the Company has signed the Long-term COA with Baosteel on 26th January 2007 in Shanghai.

Introduction

The board of directors (the "**Board of Directors**") of China Shipping Development Company Limited (the "**Company**") is pleased to announce that the Company has signed two long-term contracts of affreightment (the "**Long-term COA**") for shipping of iron ore with Baoshan Iron & Steel Co., Ltd. ("**Baosteel**") on 26th January 2007 in Shanghai.

Counterparty to the Long-term COA

Baosteel: The registered address is at Guoyuan, Fujin street, Baoshan District, Shanghai, the People's Republic of China (the "PRC"). Baosteel is the largest and most modernized iron and steel complex in China, which specializes in producing high-tech and high-value-added iron and steel products.

Main Contractual Terms

1. For the shipping of iron ore along the coast in the PRC, the Long-term COA will commence from 1 April 2007 and end on 31 March 2010. The shipment volume of the Long-term COA is approximately 6 million tonnes per year.
2. For the shipping of imported iron ore, the term of the Long-term COA is for a period of fifteen years, which will commence from 2010. The Company will complete the Long-term COA by way of continuous voyage charter with an iron ore vessel controlled by the Company. The routes of the Long-term COA are from ports of Australia to ports of the PRC. The freight rate of the Long-term COA is based on the basic freight rate and adjusted according to the bunker prices.

Impact on the Company

The entering into the Long-term COA reinforces the amicable cooperation between Baosteel and the Company and further develops on this relationship. It also signifies the Company's further step into the shipping market of iron ore.

This announcement is made in compliance with the simultaneous dissemination of information requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Company's A shares are listed on the Shanghai Stock Exchange, and it has been requested by the Shanghai Stock Exchange to make an announcement similar to this announcement.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company secretary

26 January 2007
Shanghai, the PRC

As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia, and Mr. Wang Kunhe as executive directors, Mr. Yao Zuozhi as non-executive director, Mr. Maxun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.

A19 經濟日報 29 JAN 2007

中海發展股份有限公司
CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立的股份有限公司)
(股份代號：1138)

簽署長期運輸協定

本公司董事會欣然公佈，於2007年1月26日，本公司與寶鋼股份於上海簽署散裝礦石包運合同。

概述

中海發展股份有限公司(「本公司」)之董事會欣然公佈，於2007年1月26日，本公司與寶山鋼鐵股份有限公司(「寶鋼股份」)於上海簽署兩份散裝鐵礦石包運合同。

合同方介紹

寶鋼股份：註冊地在上海市寶山區富錦路果園，是中國最大、最現代化的鋼鐵聯合企業，寶鋼股份專業生產高技術含量、高附加值的鋼鐵產品。

合同主要內容

1、 國內沿海鐵礦石運輸：合同自2007年4月1日起至2010年3月31日止，運量為約600萬噸／年。

2、 國際進口鐵礦石運輸：合同期自2010年始，為期15年。由本公司控制的大型礦砂船，採取連續航次程租方式運輸。合同航線為澳大利亞港口至中國港口，合同運價在基準運價基礎上與油價聯動。

合同對本公司的影響

此次簽署散裝鐵礦石運輸合同將繼續鞏固本公司和寶鋼股份已建立的友好合作關係，並使之得到進一步發展，同時標誌著本公司進一步拓展散裝鐵礦石運輸市場。

本公告乃遵照香港聯合交易所有限公司證券上市規則「上市規則」第13.09(2)條之即時發放資料規定而作出。本公司之A股在上海證券交易所上市，上海證券交易所已要求本公司作出類似本公告之公告。

承董事會命
中海發展股份有限公司
公司秘書
姚巧紅

2007年1月26日
中國上海

於刊登本公告日期，本公司的董事會是由執行董事李紹德先生、林建清先生、王大雄先生、張國發先生、茅士家先生、王琨和先生，非執行董事姚作芝先生，以及獨立非執行董事馬澤先生、謝榮先生、胡鴻高先生及周佔群先生所組成。

END